Exhibit 99.3

Auris Medical News Release

Auris Medical Holding AG Reports Second Quarter 2014 Financial Results and Provides Business Update

Zug, Switzerland, September 15, 2014 –Auris Medical Holding AG (NASDAQ: EARS) today provided an update on the Company’s business and announced financial results for the second quarter ended June 30, 2014.

Recent Business Highlights

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Auris Medical raised net proceeds (after underwriting discounts) of approximately $56.4 million in its initial public offering (IPO), selling 10,113,235 of its common shares, including 713,235 common shares sold pursuant to the underwriters' exercise of their over-allotment option. On August 6, 2014, Auris Medical's shares began trading on the NASDAQ Global Market under the symbol "EARS".

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The AM-101 Phase 3 clinical program in acute inner ear tinnitus remains on track. Ramp-up of clinical trial sites in North America and Europe progressed with approximately 100 sites initiated at the end of August 2014. As previously announced, Auris Medical expects to enroll a total of 930 patients: 630 in the acute stage (i.e. up to three months from onset) and 300 in the post acute stage (i.e. onset between 4 and 12 months). The first patients that completed the TACTT trials rolled over into the open label AMPACT trials in April and May 2014.

•
In May 2014, Auris Medical presented data on the determination of clinically meaningful change in subjective tinnitus loudness at the XI. International Tinnitus Seminar in Berlin, Germany. Anchor- and distribution-based statistical analyses of clinical data support the use of a 2 point reduction on a 0-10 numerical rating scale as a responder definition. Improvement in subjective tinnitus loudness is the primary endpoint in the TACTT clinical trials.

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Auris Medical filed additional patent applications in the US relating to the use of inhibitors of the c-Jun N-Terminal Kinase (JNK) such as AM-111 for the treatment of tinnitus or Menière’s Disease. In addition the Company filed a continuation to its earlier US application relating to the use of polymer-based formulations in the treatment of disorders of the middle and inner ear.

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Preparations for the AM-111 late stage clinical program in ASHNL are underway. Following discussions with the European Medicines Agency on the design for a pivotal Phase 3 trial, Auris Medical expects further regulatory feedback from a pre-IND meeting with the FDA in September 2014. Based on that feedback, the Company expects to finalize the design of the late-stage AM-111 clinical program.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

"During the second quarter Auris Medical has made significant progress, both financially and operationally," said Thomas Meyer, Auris Medical’s founder, Chairman and CEO. "With the successful completion of our recent IPO, we have obtained the means to complete the Phase 3 clinical development of AM-101 for the treatment of patients with acute inner ear tinnitus and to further advance our other research and development programs.”

Financial Results

As of June 30, 2014, the Company had CHF 12.1 million in cash and cash equivalents. Operating expenses for the three months ended June 30, 2014 were CHF 5.0 million, with CHF 4.2 million attributable to research and development. This compares to operating expenses of CHF 4.9 million and research and development expenses of CHF 4.4 million for the same period in 2013. The Company reported a net loss for the quarter ended June 30, 2014 of CHF 5.0 million, or CHF 0.27 per share. This compares to a net loss of CHF 4.8 million, or CHF 0.33 per share, for the same period in 2013.

For the six month period ended June 30, 2014, operating expenses were CHF 10.9 million, with CHF 8.4 million attributable to research and development. This compares to operating expenses of CHF 7.1 million and research and development expenses of CHF 6.4 million for the same period in 2013. The Company reported a net loss for the six months ended June 30, 2014 of CHF 10.9 million, or CHF 0.59 per share. This compares to a net loss of CHF 7.1 million, or CHF 0.52 per share, for the same period in 2013.

The increases in operating expenses, and resulting increases in net loss, for the three- and six-month periods ended June 30, 2014 over the comparable periods in 2013 reflect primarily the progression of the AM-101 Phase 3 clinical development program, preparations for the late stage AM-111 clinical program, headcount expansion and higher legal and auditing expenses related to the IPO preparations.

Conference Call / Webcast Information

Auris Medical will host a live conference call and webcast to discuss the Company's financial results and provide a general business update. The call is scheduled for September 15, 2014 at 8:00 a.m. Eastern Time. To participate in this conference call, dial 1877 280 2342 (USA) or +1 718 354 1158 (International), and enter passcode 3215731. A live, listen-only audio webcast of the conference call can be accessed on the Investor Relations section of the Auris Medical website at: www.aurismedical.com. A replay will be available approximately two hours following the live call also on the Company’s website.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the development of treatments for acute inner ear tinnitus (AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic injection with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland.

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s prospectus relating to its Registration Statement on Form F-1, as amended, and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Auris Medical Holding AG
Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (unaudited)
(in CHF thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Research and development expenses	(4,201)	(4,411)	(8,350)	(6,384)
General and administrative expenses	(845)	(462)	(2,554)	(732)
Operating loss	(5,046)	(4,873)	(10,904)	(7,117)
Finance expense	(17)	(1)	(68)	(11)
Finance income	71	27	121	51
Loss before tax	(4,991)	(4,846)	(10,851)	(7,077)
Net loss attributable to owners of the Company	(4,991)	(4,846)	(10,851)	(7,077)
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	(407)	49	(424)	92
Items that are or may reclassified to profit or loss
Foreign currency translation differences	(3)	4	3	(26)
Other comprehensive income	(410)	53	(421)	66
Total comprehensive loss attributable to owners of the Company	(5,401)	(4,793)	(11,272)	(7,011)
Loss per share, basic and diluted	(0.27)	(0.33)	(0.59)	(0.52)
Weighted average common shares outstanding, basic and diluted	18,841,275	15,651,157	18,448,274	13,616,303
Currency rate CHF / USD	0.8888	0.9425	0.8907	0.9362

Auris Medical Holding AG
Condensed Consolidated Interim Statement of Financial Position (unaudited)
(in CHF thousands)

	June 30, 2014	December 31, 2013
Assets
Non-current assets
Property and equipment	215	196
Intangible assets	1,483	1,483
Total non-current assets	1,734	1,678
Current assets
Current financial assets and other receivables	694	525
Prepayments	714	183
Cash and cash equivalents	12,131	23,866
Total current assets	13,539	24,574
Total assets	15,273	26,252
Equity and Liabilities
Equity
Share capital	7,537	6,487
Share premium	48,233	35,608
Foreign currency translation reserve	57	54
Accumulated deficit	(44,295)	(33,116)
Total shareholders’ equity attributable to owners of the Company	11,530	9,034
Non-current liabilities
Employee benefits	745	328
Deferred tax liabilities	328	328
Total non-current liabilities	1,073	656
Current liabilities
Convertible loans	-	13,711
Trade and other payables	1,105	954
Accrued expenses	1,564	1,897
Total current liabilities	2,669	16,562
Total liabilities	3,742	17,219
Total equity and liabilities	15,273	26,252
Currency rate CHF / USD	0.8867	0.8894

Contact:
Dr. Thomas Meyer, Chairman and CEO, +41 41 729 71 94, ear@aurismedical.com